UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq. Morrison & Foerster LLP Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	Sarah P. Payne, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303-3308 +1-650-461-5600	Robert G. DeLaMater, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 +1-212-558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,291,623(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,291,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The shares of T-Mobile Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock are subject to the Call Options), in each case as of September 6, 2021. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,291,623(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,291,623(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

The shares of T-Mobile Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 101,491,623 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of September 6, 2020. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 6 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020 and Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 2. Identity and Background.

This Item 2 is supplemented by stating that Appendix A-1, Appendix A-2 and Appendix A-3, incorporated herein by reference, have been amended to reflect a change in executive officers and directors of SoftBank and SBGC and the membership of the board of managers of Project 6 LLC. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Appendix A-1, Appendix A-2 or Appendix A-3 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 6 is incorporated herein by reference. Project 6 LLC beneficially owns 106,291,623 shares of Common Stock, which represents approximately 8.59% of the shares of Common Stock outstanding as of July 28, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on August 3, 2021. The shares of Common Stock beneficially owned by Project 6 LLC are subject to the Proxy Agreement (of which 101,491,623 of such shares are subject to the Call Options). SBGC and Project 6 LLC are wholly owned subsidiaries of SoftBank. As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 6 LLC.

(c) The information set forth in Item 6 of this Schedule 13D Amendment is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

2021 Master Framework Agreement

On September 6, 2021, SoftBank entered into the 2021 Master Framework Agreement (the “2021 Master Framework Agreement”), by and among SoftBank, Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”) and Delaware Project 6 L.L.C. a Delaware limited liability company and a wholly owned subsidiary of SoftBank (“Project 6 LLC”).

Pursuant to the terms of the 2021 Master Framework Agreement, Deutsche Telekom agreed that it will exercise its right to acquire 19,017,795 shares of Common Stock granted by Project 6 LLC pursuant to the SB-DT Call Option, dated June 22, 2020 (which is filed as Exhibit 11 hereto) (the “Floating Options”) and its right to acquire 26,348,874 shares of Common Stock granted by Project 6 LLC pursuant to the Replacement SB-Newco Call Option, dated October 6, 2020 (which is filed as Exhibit 23 hereto) (the “Fixed Options”).

Pursuant to the Call Option Support Agreement (which is filed as Exhibit 14 hereto), Deutsche Telekom elected to settle the strike price with respect to the Floating Options and the Fixed Options in the form of no par value registered shares of Deutsche Telekom (“DT Shares”). Pursuant to the 2021 Master Framework Agreement, the exercise price with respect to the 19,017,795 Floating Options that will be exercised will be adjusted to equal 225,000,000 less the number of DT Shares issuable upon the exercise of the Fixed Options. In aggregate, Project 6 LLC will receive 225,000,000 DT Shares following closing of the option exercises. The exercise date of the Floating Options and Fixed Options will be the date that is two business days following the issuance of an audit report by an appointed auditor confirming a successful mandatory audit required under German law in connection with the issuance of the new DT Shares by Deutsche Telekom by utilizing its authorized capital.

The 2021 Master Framework Agreement also contains provisions pursuant to which Deutsche Telekom has agreed that it will prioritize the use of cash proceeds from certain potential divestitures to exercise additional fixed options under the Replacement SB-Newco Call Option and floating options under the SB-DT Call Option for cash, up to an aggregate of $2.4 billion of total exercise price, subject to certain conditions and provided that Deutsche Telekom is under no obligation to undertake any such divestitures.

SoftBank and Deutsche Telekom have also agreed that in connection with any future exercise of floating options under the SB-DT Call Option (other than the exercise of 19,017,795 Floating Options described above), the exercise price of floating options that meet certain requirements (including that the shares of Common Stock underlying such floating options being subject to certain monetization transactions) will be the lesser of (i) the average of the daily VWAPs of the shares of Common Stock for the 20 Scheduled Trading Days beginning on, and including, the Scheduled Trading Day immediately following the date of delivery of the Notice of Exercise and (ii) the average of the daily VWAPS of the shares of Common Stock for (x) the period of 20 Trading Days ending with the date of delivery of the Notice of Exercise (or ending on the immediately preceding Trading Day if the date of delivery of the Notice of Exercise is not a Trading Day) and (y) the 20 Scheduled Trading Days beginning on, and including, the Scheduled Trading Day immediately following the date of delivery of the Notice of Exercise. The periods described in clauses (i) and (ii)(y) of the foregoing shall be subject to automatic adjustment in certain circumstances.

Also in connection with the 2021 Master Framework Agreement, Deutsche Telekom has provided its consent under the Proxy Agreement for SoftBank to have additional flexibility to pledge its shares of Common Stock in connection with the entry into margin loans and other monetization transactions, provided that Deutsche Telekom will continue to have the right to direct the vote of such shares of Common Stock and such shares of Common Stock will continue to be subject to the terms of the remaining fixed options under Replacement SB-Newco Call Option and floating options under the SB-DT Call Option. In connection with any such transaction, SoftBank and any counterparties to such monetization transactions would enter into an intercreditor agreement as well as a related contingent floating rate option (similar to the agreements entered into on July 28, 2020 as disclosed on Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020).

In addition, SoftBank has agreed to continue to waive certain rights it would have to transfer the remaining 4,800,000 shares of Common Stock that it holds that do not underlie the Call Options and up to 5,000,000 of SoftBank True-Up Shares, as defined in the Letter Agreement (which is filed as Exhibit 4 hereto) (to the extent the earnout targets are reached), and accordingly, those shares of Common Stock generally may not be transferred without Deutsche Telekom’s consent prior to April 1, 2024, provided that SoftBank will have additional flexibility to pledge the shares of Common Stock as contemplated above.

The foregoing summary of the 2021 Master Framework Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the 2021 Master Framework Agreement, which is filed as Exhibit 24 hereto. Certain capitalized terms used in the foregoing description are used as defined in the 2021 Master Framework Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

24	2021 Master Framework Agreement, dated as of September 6, 2021, by and among SoftBank Group Corp., Delaware Project 6 L.L.C and Deutsche Telekom AG (incorporated by reference to Exhibit 58 of the Schedule 13D/A, filed by Deutsche Telekom AG with the Commission on September 7, 2021).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name: Natsuko Ohga
Title: Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Manager

APPENDIX A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SOFTBANK GROUP CORP.

Set forth below is a list of each executive officer and director of SoftBank Group Corp. setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Masayoshi Son*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.

Yoshimitsu Goto*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp

Ken Miyauchi*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp.; Representative Director & Chairman of SoftBank Corp.; President, Representative Director of A Holdings Corporation

Kentaro Kawabe*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Board Director of SoftBank Group Corp., Board Director, SoftBank Corp., President and Representative Director, President Corporate Officer, CEO, Yahoo Japan Corporation, Executive Director, ZOZO, Inc., President and Representative Director, Co-CEO, Z Holdings Corporation	Kioi Tower, Tokyo Garden Terrace Kioicho, 1-3 Kioicho, Chiyoda-ku, Tokyo, 102-8282, Japan

Keiko Erikawa*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD., Board Director, KOEI TECMO EUROPE LIMITED, Chairman Emeritus (Director), KOEI TECMO GAMES CO. LTD.,	1-18-12 Minowa-cho, Kouhoku-ku, Yokohama-shi, Kanagawa, 223-8503 Japan

Lip-Bu Tan*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Founder and Chairman of Walden International, Inc.; CEO of Cadence Design Systems Inc.; Director of Schneider Electric Corporation	One California Street, Suite 1750, San Francisco, CA 94111

Masami Iijima*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Counsellor to MITSUI & CO., LTD.; Counsellor to Bank of Japan; Director of Ricoh Company, Ltd.; Director of Isetan Mitsukoshi Holdings Ltd.	MITSUI & CO., LTD. 2-1, Otemachi 1-chome Chiyoda-ku, Tokyo 100-8631 Japan

Kenneth A. Siegel*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP; Managing Partner, Morrison & Foerster Tokyo Office	Morrison & Foerster LLP Shin-Marunouchi Bldg., 29th Floor 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529 Japan

Yutaka Matsuo*, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Professor, Graduate School of Engineering at the University of Tokyo	7-3-1, Hongo, Bunkyo-ku Tokyo 113-0033 Japan

Soichiro Uno**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; Director at TERUMO COPORATION	Nagashima Ohno & Tsunematsu JP Tower 2-7, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-7036 Japan

Keiichi Otsuka**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.; Audit & Supervisory Board Member, TBK Co., Ltd., Representative of Otsuka CPA Office; Director, Shizuoka Bank (Europe) S.A.

Yuji Nakata**, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Maurice Atsushi Toyama**, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Full-time External Audit & Supervisory Board Member, Independent Officer of SoftBank Group Corp.

Marcelo Claure, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President & COO of SoftBank Group Corp.

Rajeev Misra, a citizen of the United Kingdom SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President of SoftBank Group Corp.; CEO of SB Investment Advisers

Kazuko Kimiwada, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.

Timothy A. Mackey, a citizen of New Zealand SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, CLO & GCO of SoftBank Group Corp.

Seiichi Morooka, a citizen of Japan SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Head of CFO Office of SoftBank Group Corp.

*	Director
**	Corporate Auditor

APPENDIX A-2

EXECUTIVE OFFICERS AND DIRECTORS OF

SOFTBANK GROUP CAPITAL LTD

Set forth below is a list of each executive officer and director of SoftBank Group Capital Ltd setting forth the citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Marcelo Claure*, a citizen of the United States of America SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan	Corporate Officer, Executive Vice President & COO of SoftBank Group Corp.
Michel Combes*, a citizen of France SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	President of SoftBank Group International

*	Director

APPENDIX A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

DELAWARE PROJECT 6 L.L.C.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)

Stephen Lam*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	General Counsel of SoftBank Group International

Christopher Cooper*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Chief Financial Officer of SoftBank Group International

Alex Clavel*, a citizen of the United States of America c/o SoftBank Group Corp. Tokyo Portcity Takeshiba 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537, Japan	Managing Partner of SoftBank Group International

* Manager